                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                               SECURED INCOME L.P.
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                       (Name of Subject Company (Issuer))

              AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC. - OFFEROR
                     AIMCO/BETHESDA HOLDINGS, INC. - OFFEROR
                        AIMCO PROPERTIES, L.P. - OFFEROR
              APARTMENT INVESTMENT AND MANAGEMENT COMPANY - OFFEROR
                            AIMCO-GP, INC. - OFFEROR
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                    813901105
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                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
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                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  M. Todd Wade
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

        Transaction Valuation*                  Amount of Filing Fee**
        ----------------------                  ----------------------
           $19,148,056.50                               $2,426.06

*     For purposes of calculating the fee only.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  _____________     Filing Party:__________________

      Form or Registration No.:_____________     Date Filed:  __________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.  [ ] going-private transaction subject to Rule 13e-3.

      [ ] issuer tender offer subject to Rule 13e-4.       [ ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer:[ ]

                             TENDER OFFER STATEMENT

      This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO/Bethesda Holdings Acquisitions, Inc. ("AIMCO/Bethesda"), a Delaware corporation, in connection with its tender offer to purchase units of limited partnership interest of Secured Income L.P., a Delaware limited partnership, at a price of $23.30 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated September 1, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and
(a)(3), respectively. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule TO.

      This Amendment No. 1 amends Items 1, 3 and 4 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO/Bethesda.

ITEM 1. SUMMARY TERM SHEET.

      The first bullet point under "SUMMARY TERM SHEET" in the Offer to Purchase is hereby replaced in its entirety by the following:

      - THE OFFER. Subject to the terms hereof, we are offering to acquire up to the maximum number of limited partnership units of Secured Income L.P., your partnership, allowed to be purchased under your partnership's agreement of limited partnership for $23.30 per unit in cash. Your partnership's agreement of limited partnership prohibits the transfer of more than 50% of the outstanding units within a 12-month period. Accordingly, based upon the information currently available to us regarding recent transfers, the maximum number of units we can purchase in this offer is 329,370.5 units, although this amount must be further reduced to the extent there have been additional units transferred within the preceding 12 months. If your partnership makes a distribution before the expiration of this offer, the offer price will be automatically reduced by the amount of the distributions, and in this event, the offer will be extended to the extent necessary so that the offer remains open for at least ten business days after the distribution. See "The Offer -- Section 1. Terms of the Offer; Expiration Date; Proration", "The Offer -- Section 7. Effects of the Offer" and "The Offer -- Section 9. Background and Reasons for the Offer -- Determination of Offer Price."

      The second to last bullet point under "SUMMARY TERM SHEET" in the Offer to Purchase is hereby replaced in its entirety by the following:

      - NO SUBSEQUENT OFFERING PERIOD. There will be no subsequent offering period after the expiration date of the initial offering period (including any extensions), because the offer is not for all of the outstanding units. See "The Offer -- Section 5. Extension of Tender Period; Termination; Amendment; No Subsequent Offering Period."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) - (c) This Schedule TO is being filed by AIMCO/Bethesda, AIMCO/Bethesda Holdings, Inc., a Delaware corporation ("AIMCO/Bethesda Holdings"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO/Bethesda is a wholly owned subsidiary of AIMCO/Bethesda Holdings, which is a wholly owned subsidiary of AIMCO Properties. AIMCO-GP is the general partner of AIMCO Properties and a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, AIMCO Properties, AIMCO/Bethesda Holdings, and AIMCO/Bethesda is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO/Bethesda is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and its telephone number is (303) 757-8101.

      The information set forth under "THE OFFER -- Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

      During the past five years, none of AIMCO, AIMCO-GP, AIMCO Properties, AIMCO/Bethesda Holdings or AIMCO/Bethesda, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The second full paragraph under "THE OFFER -- Section 2. Acceptance for Payment and Payment for Units" in the Offer to Purchase is hereby replaced in its entirety by the following:

            Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period. Because an unaffiliated third party maintains the transfer records of the partnership, we cannot estimate how many units have been transferred in the previous 12-month period. If units are validly tendered and not withdrawn that would cause more than 50% of the total interest and capital of your partnership to be transferred within a 12-month period, we will accept for payment and pay for those units so tendered pro rata according to the number of units so tendered, with appropriate adjustments to avoid purchases of fractional units. In this event, the number of units tendered will be adjusted by rounding down to the nearest whole number of units tendered by each unitholder. We are seeking in the offer the maximum amount allowed to be purchased under the partnership agreement, given its prohibition on transferring units that exceed 50% of all transfers during the preceding twelve months. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.

      The last paragraph under "THE OFFER -- Section 5. Extension of Tender Period; Termination; Amendment; No Subsequent Offering Period" in the Offer to Purchase is hereby replaced in its entirety by the following:

            Pursuant to Rule 14d-11 under the Exchange Act, subsequent offering periods may be provided in tender offers for "any and all" outstanding units of a partnership. A subsequent offering period is an additional period of from three to twenty business days following the expiration date of the offer, including any extensions, in which limited partners may continue to tender units not tendered in the offer for the offer price. Because we are not offering to purchase all outstanding units, a subsequent offering period is not available to us.

      The second paragraph under "THE OFFER -- Section 9. Background and Reasons for the Offer -- Valuation of Units" in the Offer to Purchase is hereby replaced in its entirety by the following:

            Although the direct capitalization method is an accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. We determined our cash consideration in the following manner. First, we estimated the gross property value of your partnership's property by applying a capitalization rate of 8.75% to the operating results of Fieldpointe Apartments and 7.00% to the operating results of The Westmont for the twelve month period ended December 31, 2003 to obtain its estimated gross property value. For the twelve months ended December 31, 2003, the operating income (adjusted for our estimate of capital replacements) of Fieldpointe Apartments was $1.1 million and of The Westmont was $3.2 million. Dividing these operating results by their respective capitalization rates, our estimate of the gross property value of Fieldpointe Apartments was $13.1 million and of The Westmont was $45.7 million. We then calculated the value of the equity of your partnership by adding to the aggregate gross property value the value of the non-real estate assets of your partnership to derive its net equity value. Finally, using this net equity value, we determined the proceeds that would be paid to limited partners in the event of a liquidation of your partnership. Based on the terms of your partnership's agreement of limited partnership, 99% of the estimated liquidation proceeds are assumed to be distributed to limited partners of your partnership. Our offer price represents the per unit liquidation proceeds determined in this manner.

                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2004

                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, INC.
                                             -----------------------------
                                             (General Partner)

                                          AIMCO-GP, INC.

                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          AIMCO/BETHESDA HOLDINGS
                                          ACQUISITIONS, INC.

                                          AIMCO/BETHESDA HOLDINGS, INC.

                                          By: /s/ Martha L. Long
                                             ------------------------------
                                             Senior Vice President
                                             of each of the foregoing entities